# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adagene Inc., CIK 0001818838
CUSIP: 005329107
Title of class of securities: ordinary shares
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, 4F, BUILDING C14, NO. 218, XINGHU STREET, JIANGSU, China (F4), 00000
Date of event which requires filing of this statement: 09/06/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001955698-24-000003
Filed by CIK 0001955698

## Reporting persons
- OT Healthcare Fund I, LLC
- OT Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 3,567,653; sole dispositive power 3,567,653; aggregate amount beneficially owned 3,567,653 (8.1% of the class)
  Comment: possible indirect beneficial owner as the registered investment adviser for OT Healthcare Fund I, LLC
- Nichola Eliovits: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); sole voting power 3,567,653; sole dispositive power 3,567,653; aggregate amount beneficially owned 3,567,653 (8.1% of the class)
  Comment: possible indirect beneficial owner as the manger of the investment adviser, OT Management, LLC, that is the manager of OT Healthcare Fund I, LLC

## Item 1. Issuer
Name of issuer: Adagene Inc.
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, 4F, BUILDING C14, NO. 218, XINGHU STREET, JIANGSU, CHINA, 00000.

## Item 2. Person Filing
Name of person filing: OT Healthcare Fund I, LLC
Address of principal business office or, if none, residence:
131 Darmouth St.
Floor 3, Suite 24
Boston, MA 02116
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 3,567,653 ADRs representing 4,459,566 ordinary shares
Percent of class: 8.1%
Sole power to vote or to direct the vote: 3,567,653 ADRs representing 4,459,566 ordinary shares
Sole power to dispose or to direct the disposition: 3,567,653 ADRs representing 4,459,566 ordinary shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- OT Healthcare Fund I, LLC: Nichola Eliovits, Manager of OT Management LLC (02/03/2025)
- OT Management, LLC: Nichola Eliovits, Manager (02/03/2025)
- Nichola Eliovits: Nichola Eliovits, self (02/03/2025)